LMP Lifestyle Allocation 100%
LMP Lifestyle Allocation 85%
LMP Lifestyle Allocation 70%
LMP Lifestyle Allocation 50%
LMP Lifestyle Allocation 30%
LMP Lifestyle Income Fund

Class FI and Class R shares
Class FI and Class R shares are purchased at net asset value with no initial sales charge and no contingent deferred sales charge when redeemed. Service Agents will receive a distribution/service fee up to 0.25% of the average daily net assets represented by Class FI shares and up to 0.50% of the average daily net assets represented by Class R shares.